

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-mail
Mr. W. Pierce Carson
President
Santa Fe Gold Corporation
1128 Pennsylvania NE, Suite 200
Albuquerque, NM 87110

> **Re: Santa Fe Gold Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 28, 2012**
> **File No. 001-12974**

Dear Mr. Carson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there appears to be a significant percentage of unaffiliated ownership of your common stock and your common shares are traded on the OTCBB, but you do not appear to have consistently held annual meetings of shareholders. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

2. We also note that you did not include advisory voting proposals regarding say-on-pay and frequency pursuant to Section 14A of the Exchange Act when you filed the definitive proxy statement for your annual meeting held on May 18, 2011. Please note that such voting proposals were required to be included for annual meetings occurring on or after January 21, 2011. Please tell us why you did not provide the proposals in the 2011 definitive proxy statement.

Ore Reserve, page 19

3. We note you report your reserves as of February 2010 in your filing without adjustments for the two years of production since these reserve estimates was prepared. Please update your reserve estimate to coincide with your fiscal year end 2012. You may deduct your production from your original reserve estimate, if that is appropriate. Supplementally provide us with your annual mine and mill production estimates by fiscal year end since startup. You may also wish to consider including your total production since startup within your filing. Please include your annual flux shipments separately as part of your production reporting. These annual production estimates would include tonnage and grade estimates for the mine and mill, concentrates, and flux deliveries.

Ortiz Gold project, page 22

4. We note your jurisdiction of incorporation is Delaware. Please provide the basis for disclosing historic mineral estimates in your Form 10-K filing in accordance with the securities laws of Canada as opposed to that of the United States.

History of Mining and Exploration, page 26

5. We note your resource disclosure of a resource of 11.8 million tons grading 0.060 ounces of gold in this section and resource disclosure elsewhere in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure along with the associated tonnages and grades from your filing.

6. We also note your definition of mineralized material in this section. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals or salable product. A deposit of this sort does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should be reported only as an in-place tonnage with an associated grade and does not include tonnages or grades estimated using geologic inference, which are sometimes classified as inferred or possible resources/reserves by some evaluators. Please modify your filing and address the following items:

- Remove the terms measured, indicated, inferred, mineral resource, drill indicated, geological resources, and other associated resource estimates from your filing.

- If the quantities associated with the above terms meet the requirements of mineralized material, disclose the tonnage and grade estimates only as mineralized material.

- Do not include estimates based on geologic inference, such as inferred or possible resources/reserves, in your mineralized material calculations.

Item 11. Executive and Director Compensation, page 108

7. We note that you do not appear to have provided the compensation discussion and analysis required by Item 402(b) of Regulation S-K. Please confirm that you will include such disclosure in future filings to the extent Item 402(b) remains applicable to you. Please provide us with the draft disclosure you intend to include in such filings.

Signatures, page 120

8. Please confirm that in future filings you will indicate who signed in the capacity of controller or principal accounting officer. See Form 10-K, General Instruction D(2)(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director